

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2024

Sara E. Zawoyski
Chief Financial Officer
nVent Electric plc
The Mille, 1000 Great West Road
8th Floor (East)
London, TW8 9DW, United Kingdom

> **Re: nVent Electric plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 20, 2024**
> **Form 8-K**
> **Filed May 3, 2024**
> **File No. 001-38265**

Dear Sara E. Zawoyski:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Technology